SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
     13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

Peak International Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G69586108

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. G69586108                                             Page 2 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Luckygold 18A Limited
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              1,386,327
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,386,327
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,386,327
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                 [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.4%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. G69586108                                             Page 3 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Tung Lok Li
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              1,386,327
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,386,327
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,386,327
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                 [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.4%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. G69586108                                                     4 of 7

Item 1(a).     Name of Issuer:

               Peak International Limited, a Bermuda corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               44091 Nobel Drive
               P.O. Box 1767
               Fremont, California 94538

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Amendment No. 3 to Schedule 13G is being filed on behalf of
               (i) Luckygold 18A Limited, a British Virgin Islands company
               ("Luckygold") and (ii) Mr. Tung Lok Li, an individual who is a citizen of the United Kingdom and the sole legal and beneficial owner of Luckygold ("Li," together with Luckygold, the "Reporting
               Persons"). Pursuant to Rule 13d-3 of the Securities and Exchange
               Act of 1934, Li may be deemed to be the beneficial owner of the
               1,386,327 shares of Common Stock of the Issuer held of record by
               Luckygold.

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Amendment No. 3 to
               Schedule 13G, pursuant to which, the Reporting Persons agreed to file this Amendment No. 3 to Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule
               13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of each of the Reporting Persons is
               2nd Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan,
               New Territories, Hong Kong.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.01 per share, of the Issuer (the
               "Common Stock")

Item 2(e).     CUSIP Number:

               G69586108

Item 3.        Not applicable.

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    1,386,327 shares of Common Stock

               (b)  Percent of class:

                                  SCHEDULE 13G
CUSIP NO. G69586108                                                     5 of 7

                    Based on 12,207,206 shares of Common Stock of the Issuer
                    outstanding as of November 5, 2003 as set forth in the
                    Issuer's quarterly report on Form 10-Q for the fiscal
                    quarter ended September 30, 2003, Luckygold holds
                    approximately 11.4% of the issued and outstanding Common
                    Stock of the Issuer.

               (c)  Number of shares to which such person has:

                    (i)  Sole power to vote or direct the vote: 1,386,327

                    (ii) Shared power to vote or direct the vote: None

                    (iii) Sole power to dispose or to direct the disposition of:
                         1,386,327

                    (iv) Shared power to dispose of or direct the disposition
                         of: None

                    On September 5, 2003 Luckygold sold 10,000 shares of Common
                    Stock of the Issuer, in open market transactions, for a sale price of approximately $55,000.

                    On September 8, 2003 Luckygold sold 10,000 shares of Common
                    Stock of the Issuer, in open market transactions, for a sale price of approximately $55,000.

                    On September 9, 2003 Luckygold sold 30,000 shares of Common
                    Stock of the Issuer, in open market transactions, for a sale price of approximately $165,000.

                    On September 24, 2003 Luckygold sold 30,000 shares of Common
                    Stock of the Issuer, in open market transactions, for a sale price of approximately $165,000.

                    On October 30, 2003 Luckygold sold 40,000 shares of Common
                    Stock of the Issuer, in open market transactions, for a sale price of approximately $240,000.

                    On February 2, 2004 Luckygold sold 4,825 shares of Common
                    Stock of the Issuer, in open market transactions, for a sale price of approximately $39,060.

                    On February 6, 2004 Luckygold sold 10,000 shares of Common
                    Stock of the Issuer, in open market transactions, for a sale price of approximately $80,000.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7.        Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported By the Parent Holding
               Company.

               Not Applicable.

                                  SCHEDULE 13G
CUSIP NO. G69586108                                                     6 of 7

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of a Group.

               Not Applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
               participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. G69586108                                                      7 of 7

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004

                                   LUCKYGOLD 18A LIMITED

                                   By:/s/ Bella Chhoa Peck Lim, Director
                                      ----------------------------------
                                      Bella Chhoa Peck Lim, Director

                                   /s/ Tung Lok Li
                                   -------------------------------------
                                   Tung Lok Li

                                  SCHEDULE 13G
CUSIP NO. G69586108

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to
1,386,327 shares of Common Stock, par value $0.01 per share, of Peak
International Limited and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 10, 2004.

                                   LUCKYGOLD 18A LIMITED

                                   By:/s/ Bella Chhoa Peck Lim, Director
                                      ----------------------------------
                                      Bella Chhoa Peck Lim, Director

                                   /s/ Tung Lok Li
                                   -------------------------------------
                                   Tung Lok Li